1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: December 9, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC November 2016 Revenue Report

Hsinchu, Taiwan, R.O.C. – Dec. 9, 2016 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for November 2016: On a consolidated basis, revenues for November 2016 were approximately NT$93.03 billion, an increase of 2.1 percent from October 2016 and an increase of 46.7 percent from November 2015. Revenues for January through November 2016 totaled NT$869.83 billion, an increase of 10.8 percent compared to the same period in 2015.

TSMC November Revenue Report (Consolidated):

(Unit:NT$ million)
Period	November 2016	October 2016	M-o-M Increase (Decrease) %	November 2015	Y-o-Y Increase (Decrease) %	January to November 2016	January to November 2015	Y-o-Y Increase (Decrease) %
Net Revenues	93,030	91,085	2.1	63,428	46.7	869,826	785,150	10.8

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of November 2016.

1.	Sales volume (in NT$ thousands)

Period	Items	2016	2015
Nov.	Net sales	93,029,912	63,428,163
Jan. - Nov.	Net sales	869,826,322	785,150,363

2.	Funds lent to other parties (in NT$ thousands)

		Amount Drawn
Lending Company	Limit of lending	Bal. as of period end
TSMC China*	40,671,621	4,168,710

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	320,778,259	39,339,504

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap	Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	32,306,290	19,113,000	—
	Mark to Market Profit/Loss	(950,940)	(24,692)	—
	Unrealized Profit/Loss	(911,712)	(24,692)	—
Expired Contracts	Notional Amount	356,711,077	268,481,878	17,855,900
	Realized Profit/Loss	1,700,688	350,245	(76,691)
Equity price linked product (Y/N)		N	N	N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	7,678,364
	Mark to Market Profit/Loss	(45,848)
	Unrealized Profit/Loss	(23,571)
Expired Contracts	Notional Amount	67,689,324
	Realized Profit/Loss	(350,829)
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	570,596
	Mark to Market Profit/Loss	(3,264)
	Unrealized Profit/Loss	(1,617)
Expired Contracts	Notional Amount	3,803,984
	Realized Profit/Loss	17,373
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward	Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	47,934	1,480,220
	Mark to Market Profit/Loss	87	19,837
	Unrealized Profit/Loss	92	20,929
Expired Contracts	Notional Amount	50,728	1,199,535
	Realized Profit/Loss	(1,091)	3,937
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Future
Margin Payment		(20,143)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	1,256,860
	Mark to Market Profit/Loss	1,524,949
	Unrealized Profit/Loss	10
Expired Contracts	Notional Amount	2,073,500
	Realized Profit/Loss	7,509
Equity price linked product (Y/N)		N